

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Mark K. Knoy
Chief Executive Officer
ACL I Corporation
1701 East Market Street
Jeffersonville, IN 47130

> **Re:** **ACL I Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 31, 2012**
> **File No. 333-178345**

Dear Mr. Knoy:

We have reviewed your responses to the comments in our letter dated January 13, 2012 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1.  The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

2.  Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Competitive Strengths, page 4

3.  We note your response to our prior comment 11. Please revise to discuss the $61.7 million deficiency in your fixed charge coverage ratio in the Summary if you expect a deficiency for the twelve-month period.

Expiration Date; Extensions; Amendments, page 35

4.  We note your response to our prior comment 16 and reissue in part. You reserve the right "to delay the acceptance of any outstanding notes." Please revise your disclosure to clarify in what circumstances you will delay acceptance.

Notes to the Unaudited Pro-Forma Condensed Consolidated Income Statement, page 48

Acquisition Accounting Adjustments, page 48

5. With regard to adjustments (A) and (B), please expand your notes to include a discussion of the amortization periods related to both unfavorable contracts and favorable leases, similar to the discussion included for property and equipment.

6. With regard to fair value adjustments associated with unfavorable contracts, it is still not clear how you arrived at your adjustment. In this regard, please revise to include a discussion of the markets rate assumptions used in your calculations. You should also include a discussion of the impact that such assumptions had on your calculations, if material. In addition, please confirm that such adjustments do not include any loss contracts related to your charters.

7. We note that you allocated $25.761 million to favorable charter contracts. However, you indicate that such amounts relate to favorable leases. Please revise or advise.

8. We note your response to our prior comment 23. However, it is still not clear how these adjustments comply with Rule 11-02 of Regulation S-X. As previously noted, Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees). Specifically, please tell us how adjustments related to restructuring charges, equity based compensation, public company costs and compensation cost savings are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Please note that infrequent or nonrecurring items included in your predecessor financial statements that are not directly affected by the transaction should not be eliminated in arriving at pro forma results.

Principal Stockholders, page 119

9. We note your response to our prior comment 29. However, please revise this section further to include a table that specifies the amount of securities owned by your officers and directors and principal stockholders. Refer to Item 403 of Regulation S-K.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director


cc:     via E-mail
        Patrick H. Shannon, Esq.
        Latham & Watkins LLP